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                          January 4, 2024

       Kevin Thornal
       Chief Executive Officer and President
       Nevro Corp.
       1800 Bridge Parkway
       Redwood City, California 94065

                                                        Re: Nevro Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2023
                                                            File No. 333-276306

       Dear Kevin Thornal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Daniel Rees